UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

BLOCK LISTING SIX MONTHLY RETURN

Date: 15 November 2023

Name of applicant:		GSK plc
Name of scheme:		GlaxoSmithKline plc 2017 Deferred Annual Bonus Plan
Period of return:	From:	1 May 2023	To:	31 October 2023
Balance of unallotted securities under scheme(s) from previous return:		271,307
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		271,307

Name of applicant:		GSK plc
Name of scheme:		GlaxoSmithKline plc Share Save Plan 2012
Period of return:	From:	1 May 2023	To:	31 October 2023
Balance of unallotted securities under scheme(s) from previous return:		558,829
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		52,231
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		506,598

Name of applicant:		GSK plc
Name of scheme:		GlaxoSmithKline plc Share Save Plan 2022
Period of return:	From:	1 May 2023	To:	31 October 2023
Balance of unallotted securities under scheme(s) from previous return:		999,954
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		845
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		999,109

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 15, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc